UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

BRIGHTCOVE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
116 Radio Circle

Mount Kisco, NY 10549
(914) 239-3117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1( e), 240.13d -l(f) or 240.13d -l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d

-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 10921T101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,977,157
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,977,157
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,977,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON (See Instructions) IA,00

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SCHEDULE 13D

CUSIP No. 10921T101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,977,157
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,977,157
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,977,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 19, 2019 (the "Original Schedule 13D") and Amendment No 1 to the Original Schedule 13 D filed with the SEC on December 27, 2017 ("Amendment No. 1") and Amendment No 2 to the Original Schedule 13 D filed with the SEC on February 26, 2018 ("Amendment No. 2) and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the ("Schedule 13D"), with respect to the Common Stock, par value $0.001 (the "Common Stock") of Brightcove, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 2,977,157 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $20,131,332. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof , (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,977,157 shares of Common Stock, constituting 7.64% of the shares of Common Stock, based upon 38,977,133 shares of Common Stock outstanding as of April 24, 2020, based on the information set forth in the Quarterly Report on form 10-Q filed by the Issuer on April 29, 2020.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 2,977,157 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 2,977,157 shares of Common Stock.

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(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held  by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 1,700 put option contracts expiring in July 2020, 2,000 put option contracts expiring in September 2020, 6,500 put option contracts expiring in January 2021, and 2,500 put options expiring in March 2021. These put option contracts provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options. In addition, the Reporting Persons have bought 2,000 call option contracts expiring in January 2021, which provide that the Reporting Persons have the right to purchase additional shares of Common Stock at the strike price

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2020 Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:   Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
Name:   Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

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Transaction Date	Transaction Code	Symbol	Shares/Face Value	Price
2020-03-02	BY	BCOV	4,011	7.5997
2020-03-03	BY	BCOV	1,000	7.623
2020-03-04	BY	BCOV	2,888	7.6247
2020-03-05	BY	BCOV	22,200	7.4339
2020-03-06	BY	BCOV	600	7.13
2020-03-06	BY	BCOV	15,000	7.1897
2020-03-09	BY	BCOV	26,910	6.9369
2020-03-10	BY	BCOV	5,100	6.9254
2020-03-12	BY	BCOV	27,181	6.5288
2020-03-13	BY	BCOV	27,582	6.3951
2020-03-16	BY	BCOV	12,961	5.7963
2020-03-17	BY	BCOV	5,819	5.5534
2020-03-18	BY	BCOV	6,116	5.6436
2020-03-23	BY	BCOV	2,634	5.9619
2020-03-24	BY	BCOV	10,832	6.0495
2020-04-01	BY	BCOV	2,946	6.4613
2020-04-30	BY	BCOV	13,088	7.7934
2020-04-30	BY	BCOV	32,098	7.7413
2020-04-30	BY	BCOV	98,189	7.854
2020-04-30	BY	BCOV	20,000	7.8442
2020-05-01	BY	BCOV	46,917	7.5837
2020-05-01	BY	BCOV	8,160	7.5617
2020-05-01	BY	BCOV	9,805	7.5702
2020-05-01	BY	BCOV	10,000	7.562
2020-05-04	BY	BCOV	1,666	7.5595
2020-05-04	BY	BCOV	13,329	7.7630
2020-05-04	BY	BCOV	200	7.5600
2020-05-04	BY	BCOV	15,680	7.8295
2020-05-04	BY	BCOV	6,900	7.6793

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